H.C. Wainwright & Co., LLC,

430 Park Avenue, 3rd Floor

New York, NY 10022

March 24, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attention: Priscilla Dao / Jan Woo

Re: Locafy Limited

Registration Statement on Form F-1, File No. 333-262442

Form 8-A, File No. 001-41333

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: March 24, 2022

Requested Time: 5:00 pm, Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”) and Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, we, as representative of the underwriters of the proposed public offering of securities of Locafy Limited (the “Company”), hereby join the Company’s request that the effective date of the above-referenced Registration Statement on Form F-1 and the Form 8-A be accelerated so that they will be declared and become effective at 5:00 p.m., Eastern Time, on March 24, 2022, or as soon thereafter as possible.

Pursuant to Rule 460 under the Securities Act, we, as representative of the underwriters, wish to advise you that there will be distributed to each underwriter, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

H.C. Wainwright & Co., LLC

By:	/s/ Mark Viklund
Name:	Mark W. Viklund
Title:	Chief Executive Officer